Exhibit 99.2

Alpha Tau Announces FDA Approval of IDE Supplement to Expand Alpha DaRT® IMPACT
Trial to Patients with Pancreatic Cancer Receiving Gemcitabine with Abraxane® (Nab-Paclitaxel)

- IDE supplement expands trial to the other primary standard-of-care chemotherapy for pancreatic cancer patients, alongside mFOLFIRINOX -

- IDE supplement also expands total trial size from 30 to 40 patients -

- Study explores Alpha DaRT combined with chemotherapy in patients with newly diagnosed unresectable locally advanced or metastatic pancreatic adenocarcinoma –

- This pilot study is a key part of Alpha Tau’s broader strategy to bring Alpha DaRT to cancer patients with some of the highest unmet needs -

Jerusalem, April 23, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT® today announced that the FDA has approved an Investigational Device Exemption (IDE) supplement to its U.S. multi-center pancreatic cancer pilot study, known as IMPACT (Intratumoral Pancreatic Alpha Combination Trial), evaluating the safety, feasibility, and efficacy of Alpha DaRT in combination with chemotherapy for patients with newly diagnosed unresectable locally advanced or metastatic pancreatic adenocarcinoma.

The IDE supplement expands the trial to allow ten additional newly diagnosed patients receiving gemcitabine/nab-paclitaxel together with Alpha DaRT, five of whom with unresectable locally advanced pancreatic cancer and five with metastatic pancreatic cancer. Together with the previous IDE approval to recruit 30 patients in this trial for treatment with Alpha DaRT together with mFOLFIRINOX, the IMPACT trial is now expected to recruit a total of 40 patients.

Uzi Sofer, CEO of Alpha Tau, stated, “Approval by the FDA to expand this important trial is wonderful news. The trial remains a key objective of ours as we seek to progress a new treatment for such a devastating cancer. In 2026 we are seeing increasing focus on our pancreatic cancer clinical program, with numerous presentations at leading medical conferences. While patient recruitment and interest remain strong, and we have been on track to finish patient recruitment for IMPACT during Q2 2026, we now expect recruitment to finish in Q3 2026 as we will need to secure clinical site approvals for the change and recruit the additional patients.”

“We see tremendous value in exploring the integration of Alpha DaRT with gemcitabine/nab-paclitaxel chemotherapy in both locally advanced and metastatic pancreatic cancer, to investigate whether the Alpha DART can be safely combined with systemic therapy in this setting,” commented Robert Den, MD, Chief Medical Officer of Alpha Tau. “Expanding our trial to include patients receiving either of the leading standard-of-care first-line chemotherapies offers us a broader potential development path to use Alpha DaRT in treating this terrible disease.”

About the IMPACT Study

The IMPACT study aims to enroll up to 40 patients, comprising 20 patients with inoperable locally advanced disease and 20 patients with metastatic disease, across multiple centers in the U.S., Canada and Israel.

Eligible patients must have newly diagnosed, histologically confirmed pancreatic adenocarcinoma and must be inoperable, non-irradiated, and either chemotherapy-naïve or within the first four cycles of their initial chemotherapy regimen.

Patients will continue receiving their standard-of-care chemotherapy throughout the study (mFOLFIRINOX or gemcitabine/nab-paclitaxel), and Alpha DaRT sources will be implanted into the primary tumor using ultrasound-guided endoscopy. Follow-up will continue up to 6 months after enrollment.

The primary objectives of the study are to assess the feasibility of Alpha DaRT source implantation and to evaluate its safety and tolerability, specifically monitoring for Grade 3 or higher adverse events related to the device. Secondary objectives include evaluating local tumor response using RECIST criteria and/or volumetric imaging, measuring time to local progression, monitoring progression-free survival and overall survival, and collecting patient-reported outcomes related to pain control. In addition, patients with inoperable locally advanced disease will be evaluated based on the percentage of patients who become surgically resectable after treatment with Alpha DaRT. Additional information about the IMPACT trial can be found at https://clinicaltrials.gov/study/NCT06698458.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to the IMPACT trial, the safety, feasibility, and efficacy of Alpha DaRT in locally advanced or metastatic pancreatic cancer and the Company’s global clinical expansion strategy, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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